UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-8
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933
GIBRALTAR INDUSTRIES, INC.
(Exact name of registrant as specified in its character)

Delaware (State or other jurisdiction of Incorporation or organization)	16-1445150 (IRS Employer Identification No.)
3556 Lake Shore Road
P.O. Box 2028
Buffalo, New York
14219-0228
(Address of Principal Executive Offices)
Gibraltar Industries, Inc. 2005 Equity Incentive Plan
(Full title of the plans)
David W. Kay
Executive Vice President,
Chief Financial Officer and Treasurer
GIBRALTAR INDUSTRIES, INC.
3556 Lake Shore Road
P.O. Box 2028
Buffalo, New York 14219-0228
(Name and address of agent for service)
(716) 826-6500
(Telephone number, including area code, of agent for service)
Copy To:
Michael E. Storck, Esq.
Lippes Mathias Wexler Friedman LLP
665 Main St.
Suite 300
Buffalo, New York 14203
(716) 853-5100

CALCULATION OF REGISTRATION FEE

Title of Securities to be registered	Amount to be registered (1)(2)	Proposed maximum offering price per unit (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee (2)

Common Stock	437,911 shares	$17.44	$7,637,167.84	$235.00

(1)	Pursuant to Rule 416 of the Securities Act of 1933, the Common Shares covered by this reoffer prospectus include an indeterminate number of additional Common Shares that may be offered, issued or sold.

(2)	Estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(c) under the Securities Act, on the basis of the average high and low prices ($17.92 and $17.06, respectively) of one Common Share as reported by NASDAQ on October 29, 2007.

EXPLANATORY NOTE
This registration statement contains two parts. Part I contains a re-offer prospectus prepared in accordance with Part I of Form S-3 in accordance with Instruction C of the General Instructions to Form S-8. The re-offer prospectus may be used for re-offers or re-sales on a continuous or delayed basis in the future of the 437,911 shares of Gibraltar Industries, Inc.’s common stock, $0.01 par value per share, issued under the Gibraltar Industries, Inc. 2005 Equity Incentive Plan. Part II contains information required in this registration statement under Part II of Form S-8.
PART I
INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS
This prospectus and the documents incorporated by reference in this registration statement, pursuant to Item 3 of Part II of this registration statement, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act. This prospectus in Part I of Form S-8 will be sent or given to employees as specified by Rule 428(b)(1) of the Securities Act. We will furnish without charge to any person to whom information is required to be delivered, upon written or oral request, a copy of each document incorporated by reference in Item 3 of Part II of this registration statement. Requests should be directed to Attention: Vice President of Communications and Investor Relations, Gibraltar Industries, Inc., 3556 Lake Shore Road, P.O. Box 2028, Buffalo, NY 14219-0228 at (716) 826-6500.
The re-offer prospectus follows this paragraph.

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RE-OFFER PROSPECTUS
437,911 Shares of Common Stock
Gibraltar Industries, Inc.
This re-offer prospectus relates to 437,911 shares of our common stock, par value $0.01 per share, issuable pursuant to the terms of our 2005 Equity Incentive Plan, which may be offered for sale from time to time by certain stockholders of Gibraltar Industries, Inc., as described under the caption “Selling Stockholders.” These stockholders are certain of our directors and officers. We will not receive any proceeds from the sale of shares of common stock pursuant to this re-offer prospectus. The selling stockholders acquired the common stock pursuant to the terms of our 2005 Equity Incentive Plan and these stockholders may resell all, a portion, or none of these shares of common stock from time to time.
This re-offer prospectus has been prepared for the purpose of registering the shares under the Securities Act to allow for future sales by the selling stockholders, on a continuous or delayed basis, to the public without restriction. Each stockholder that sells shares of our common stock pursuant to this re-offer prospectus may be deemed to be an “underwriter” within the meaning of the Securities Act. Any commissions received by a broker or dealer in connection with resales of shares may be deemed to be underwriting commissions or discounts under the Securities Act.
You should carefully read this re-offer prospectus and any accompanying prospectus supplement before making a decision to purchase shares from the selling stockholders. The shares of common stock registered hereby may be sold from time to time directly by, or on behalf of, each selling stockholder in one or more transactions on the NASDAQ Stock Exchange Global Select Market® or on any other stock exchange on which our common stock may be listed at the time of sale, in privately negotiated transactions, or through a combination of such methods, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at fixed prices (which may be changed) or at negotiated prices. We will not receive any proceeds from any of these sales. We are paying the expenses incurred in registering the shares, but all selling and other expenses incurred by each of the selling stockholders will be borne by that stockholder.
Investing in our common stock involves risks. See “Risk Factors” beginning on page 7.
Our common stock is listed on the NASDAQ Stock Exchange Global Select Market® under the trading symbol “ROCK.” On October 29, 2007 the last reported sale price of our common stock on the NASDAQ Stock Exchange Global Select Market® was $17.54 per share.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR
DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE
The date of this re-offer prospectus is November 2, 2007

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This re-offer prospectus and the documents incorporated by reference herein contain forward-looking statements, within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are based on management’s beliefs and assumptions, current expectations, estimates and projections. Such statements, including statements relating to our expectations for future financial performance, are not considered historical facts and are considered forward-looking statements under the federal securities laws. These statements may contain words such as “believes,” “anticipates,” “plans,” “expects,” “intends,” estimates” or similar expressions. Forward-looking statements regarding our present plans, beliefs or expectations for new product and service offerings, capital expenditures, sales, cost-saving strategies, growth, and business strategies involve risks and uncertainties relative to return expectations and related allocation of resources, and changing economic or competitive conditions, as well as the negotiation of agreements with third parties, which could cause actual results to differ from present plans or expectations, and such differences could be material. Similarly, forward-looking statements regarding our present plans, expectations and beliefs for operating results and cash flow involve risks and uncertainties relative to these and other factors, such as the ability to increase revenue, to diversify the revenue stream and/or to achieve cost reductions (and other factors discussed under the section of this prospectus entitled “Risk Factors” or elsewhere in this prospectus), which also would cause actual results to differ from present plans. Such differences could be material.
You should read this prospectus in its entirety and with the understanding that actual results in the future may be materially different from what we presently expect. We will not update these forward-looking statements, even if our situation or expectations change in the future.
You should rely only on the information contained or incorporated by reference in this document. We have not authorized anyone to provide you with information that is different from that contained in this document. This document may be used only where it is legal to sell these securities. The information in this document may be accurate only on the date of this document.

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GIBRALTAR INDUSTRIES, INC.
Unless otherwise stated or the context otherwise requires, references in this prospectus to “Gibraltar,” “the Registrant,” “ the Company,” “we,” “us,” and “our” refer to Gibraltar Industries, Inc. and its subsidiaries on a consolidated basis.
Our Business
We are a leading manufacturer, processor and distributor of residential and commercial building products and processed metal products for industrial applications. Our building products are used by homeowners and builders to provide structural and architectural enhancements for residential and commercial building projects. Our processed metal products are comprised primarily of steel shaped to specific widths and hardened to certain tolerances as required by our customers. We serve over 10,000 customers in a variety of industries in all 50 states, Canada, Mexico, Europe, Asia, and Central and South America. We operate 86 facilities in 29 states, Canada, England, Germany, Poland and China, giving us a broad platform for just-in-time delivery and support to our customers.
We sell our products both domestically and internationally. We operate in the following two reportable business segments:
•	Building Products. Through acquisitions and organic growth, we have created a building products business that now offers more than 5,000 products, many of which are market leaders. Our building products segment operates 75 facilities in 27 states, Canada, England, Germany and Poland.

•	Processed Metal Products. Our processed metal products segment focuses on value-added precision sizing and treating of steel for a variety of uses, the manufacture of non-ferrous metal powders for use in several industries and other activities. Our processed metal products segment operates 11 facilities in 5 states and China.
Recent Developments
Divestiture of the assets of the Wm. R. Hubbell Steel Corporation
On September 27, 2007 our Board of Directors approved our plan to sell the assets and cease operations of Wm. R. Hubbell Steel Corporation (“Hubbell”), a wholly owned subsidiary. Hubbell, a service center specializing in coated and painted products was acquired in 1995. It had annualized sales of approximately $45 million, operated out of two facilities (one near Chicago and another in Birmingham, Alabama), and employed approximately 40 people. We expect to complete the sale of assets and shut down of Hubbell prior to the end of this year.
Second Amended and Restated Credit Facility
On August 31, 2007, Gibraltar and its wholly-owned subsidiary Gibraltar Steel Corporation of New York as co-borrower, entered into a second amended and restated credit agreement (the “Amended and Restated Credit Agreement”) with a syndicate of banks led by KeyBank National

Association, JPMorgan Chase Bank, N.A., Harris N.A., HSBC Bank USA, National Association, and Manufacturers and Traders Trust Company, that provides for a revolving credit facility with aggregate commitments up to $375.0 million, including a $50.0 million sub-limit for letters of credit and a swingline loan sub-limit of $20.0 million. In addition to increasing the maximum principal amount of the revolving facility from $300.0 million to $375.0 million and the sub-limit for letters of credit from $25.0 million to $50.0 million, the Amended and Restated Credit Agreement amends the interest rate margins and fees applicable to amounts outstanding under the revolving credit facility, extends the tenor for the revolving credit facility, adds a principal sub-limit for foreign currency of $50.0 million and improves flexibility with respect to permitted acquisitions and under certain financial covenants. Under the terms of the Amended and Restated Credit Agreement, a term loan, originally advanced on December 8, 2005, having a current outstanding principal balance of $122.7 million and maturing on December 8, 2012, is permitted to remain outstanding.
Loans under the Amended and Restated Credit Agreement bear interest, at the borrowers’ option at (i) LIBOR plus a margin ranging from 0.60% to 1.40%, depending on the Company’s consolidated leverage ratio, or (ii) the higher of the administrative agent’s prime rate or the federal funds effective rate plus 0.50%. Under the Company’s prior credit agreement, amounts outstanding under the revolving credit facility accrued interest at the borrowers’ option at (i) LIBOR plus a margin ranging from 0.575% to 1.60%, depending on the Company’s consolidated leverage ratio, or (ii) the higher of the administrative agent’s prime rate or the federal funds effective rate plus 0.50%. Facility fees are payable to the lenders on their revolving commitments at a rate ranging from 0.150% to 0.350% (under the prior credit agreement, facility fees were payable at a range from 0.175% to 0.650%) and annual letter of credit fees range from 0.60% to 1.40% of the stated amount of the letter of credit. The letter of credit fronting fees are subject to agreement between the borrowers and the issuing bank.
Acquisition of Florence Corporation
On August 31, 2007, Gibraltar, Florence Corporation (“Florence”), an Illinois corporation, the Darlene M. Schooley Living Trust u/a/d 12/6/94, the Deborah Schooley Irrevocable Trust u/a/d 12/21/88, and the David, Douglas and Darren Schooley Irrevocable Trust u/a/d 12/21/88 comprising the shareholders of Florence (each a “Seller” and, collectively the “Sellers”) and David P. Dailey, entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”), pursuant to which the Company acquired from the Sellers all the issued and outstanding common stock of Florence, par value $10.00 per share, for an aggregate purchase price of $123.1 million (the “Purchase Price”). The Purchase Price is subject to adjustment to the extent that the working capital of Florence as of the closing is more than $14.3 million or less than $13.3 million.
Florence designs and manufacturers a complete line of products and systems for storage and distribution, including specialty products for commercial customers such as distributors, catalogue houses, national retail chains and wholesalers.
Employment Agreements
On August 21, 2007, the Company and Brian J. Lipke, the Chairman and Chief Executive Officer of the Company (the “Chief Executive Officer”) entered into an Employment Agreement (the “Employment Agreement”) which amends and restates the employment agreement dated

July 9, 1998 (the “Prior Employment Agreement”) previously in effect. There are no material substantive differences between the Employment Agreement and the Prior Employment Agreement. However, the Employment Agreement amends the terms of restricted stock unit awards made to the Chief Executive Officer under the terms of the Gibraltar Industries, Inc. 2005 Equity Incentive Plan to provide that the Chief Executive Officer’s right to receive shares of common stock of the Company cannot be forfeited after the Chief Executive Officer’s right to receive such shares has become vested. Prior to amendment by the Employment Agreement, the restricted stock unit awards provided that the Chief Executive Officer would forfeit his right to receive shares of common stock upon a termination for cause, even though his right to receive such shares had otherwise become vested.
In addition to the foregoing, the Employment Agreement provides: (1) the term of the Chief Executive Officer’s employment will be one year with automatic annual renewals on January 1 of each year unless the Company provides the Chief Executive Officer notice that it is electing not to renew the Chief Executive Officer’s employment on or before the preceding September 1; (2) the Chief Executive Officer’s annual base salary will be $660,000, as adjusted, from time to time, by the Compensation Committee of the Company’s Board of Directors; (3) the Chief Executive Officer will be eligible to receive an annual bonus under the Management Incentive Compensation Plan of the Company and long term incentive compensation as determined under the Company’s Long Term Incentive Plan; (4) the Chief Executive Officer will be entitled to participate in all other employee benefit plans and programs in effect for salaried employees employed at the Company’s headquarters; and (5) upon a termination of the Chief Executive Officer’s employment by the Company, without cause or by the Chief Executive Officer for a good reason, the Chief Executive Officer will be entitled to a severance benefit paid in one lump sum in an amount equal to two and one half times the sum of the Chief Executive Officer’s base salary and bonuses paid during the preceding twelve months.
On August 21, 2007, the Company and Henning Kornbrekke, the Company’s President and Chief Operating Officer (the “Chief Operating Officer”) entered into an employment agreement (the “Kornbrekke Employment Agreement”). The Kornbrekke Employment Agreement amends the terms of restricted stock unit awards made to the Chief Operating Officer under the terms of the Gibraltar Industries, Inc. 2005 Equity Incentive Plan to provide that the Chief Operating Officer’s right to receive shares of common stock of the Company cannot be forfeited after the Chief Operating Officer’s right to receive such shares has become vested. Prior to amendment by the Kornbrekke Employment Agreement, the restricted stock unit awards provided that the Chief Operating Officer would forfeit his right to receive shares of common stock upon a termination for cause, even though his right to receive such shares had otherwise become vested.
In addition to the above, the Kornbrekke Employment Agreement provides: (1) the term of the Chief Operating Officer’s employment will be three years with automatic annual renewals on January 1, 2011 unless the Company provides the Chief Operating Officer notice that it is electing not to renew the Chief Operating Officer’s employment on or before the preceding September 1; (2) the Chief Operating Officer’s annual base salary will be $550,000, as adjusted, from time to time, by the Compensation Committee of the Company’s Board of Directors; (3) the Chief Operating Officer will be eligible to receive an annual bonus under the Management Incentive Compensation Plan of the Company and long term incentive compensation as determined under the Company’s Long Term Incentive Plan; (4) the Chief Operating Officer will be entitled to participate in all other employee benefit plans and programs in effect for salaried employees employed at the Company’s headquarters; and (5) upon a termination of the Chief Operating Officer’s employment by the Company, without cause or by the Chief Operating Officer for a good reason, the Chief Operating Officer will be entitled to a severance benefit paid in one lump sum in an amount equal to two and one half times the sum of the Chief Operating Officer’s base salary and bonuses paid during the preceding twelve months.
The foregoing descriptions of (a) the Amended and Restated Credit Agreement and the Stock Purchase Agreement; and (b) the Employment Agreement and the Kornbrekke Employment Agreement are qualified in their entirety by reference to the terms and conditions of such agreements, copies of which have been filed as Exhibits to the Form 8-K filed September 24, 2007 and the Form 8-K filed August 24, 2007, respectively and are incorporated herein by reference.
Our Strategy
From our formation in 1972 to 1995, we operated exclusively as a metal processing business. In 1996, we embarked on a program to diversify into building products, a market that reduced our exposure to cyclical steel price fluctuations yet reflected our core competency of buying, processing and distributing metal-based products. Since our initial public offering in 1993, we have a successful track record of acquiring and integrating numerous companies, and we are currently in the process of integrating our recent acquisitions into our operations.
We intend to leverage our core competencies in our two business segments, our network of manufacturing and distribution facilities and our blue-chip customer base to expand our sales while improving our operating performance through disciplined cost-cutting and supply chain efficiencies. We plan to use our relationships with national customers and our production expertise to further expand into niche markets characterized by high value-added products with strict customer requirements. We plan to achieve these objectives by pursuing the following strategies:
•	Increase product and market penetration. One aspect of our growth strategy is to build leadership positions in niche markets, and Florence is a leader in all of its product categories and positions us as a leading products supplier, particularly in specialized markets. Florence serves the residential, commercial, storage, and building products markets, which have been growing at a rate greater than GDP growth. We intend to further penetrate our markets by selling Florence’s products to our existing customers, and we plan to encourage Florence’s customers to carry a larger share of our building products.

•	Capitalize on industry trends. We believe that we are well positioned to benefit from industry trends in both of our business segments. In the Building Products segment, although the housing market was softer than expected in 2006, due to, among other things, the increase of mortgage rates, the affordability index becoming unfavorable and a reduction in structural damage in 2006 as compared to 2005, we believe that a number of favorable trends in the building products industry present opportunities for us to grow our business. We believe that demographic trends such as increasing home ownership and increases in the average age of the housing stock in the United States suggest sources of ongoing demand for our products. In addition, we believe that the trends toward stricter building codes and the increased use of metal in construction because of durability and architectural design enhancements will continue. Additionally, with our recent acquisitions of Alabama Metal Industries Corporation (“AMICO”), the Expanded Metal Company Limited and Sorst Streckmetall GmbH (“EMC”), Dramex Corporation and subsidiaries (“Dramex”), Noll Manufacturing Company and affiliates (“Noll”) and Florence we have entered the commercial and industrial building markets in a more significant way and have further diversified our product offerings to residential building products customers. The acquisitions of AMICO, EMC and Dramex expand our product line to include bar grating used in walkways, platforms, safety barriers, drainage covers, and ventilation grates; expanded metal used in walkways, shelving, barriers, patio furniture, and other applications where both visibility and security are necessary; perforated metal used in industrial, home and office settings; fiberglass grating, used in areas where high strength, light weight, low maintenance and corrosion resistance are required; and safety/plank grating used to provide a walking surface with excellent slip resistance. These products are used in industrial and commercial buildings. AMICO also produces metal lath, used as a structural base for stucco, tile or stone, and vinyl drywall and stucco products, used to complete drywall or stucco projects. These products are used in industrial/commercial and residential buildings. Noll produces more than 4,000 products that serve the building, HVAC, and lawn and garden markets in the Northern California, Pacific Northwest, and Rocky Mountain markets, which are all high growth areas. Florence designs and manufacturers a complete line of products and systems for storage and distribution, including specialty products for commercial customers such as distributors, catalog houses, national retail chains, and wholesalers. In the Processed Metal Products segment, we have increasingly supplied foreign manufacturers as they have begun to enter the United States market, and we intend to continue to do so.

•	Improve efficiency of our operations. In March 2007, we hired a Vice President of Operations to oversee our manufacturing operations, including working with division leaders to implement programs and procedures that will enable us to source, manufacture and distribute as efficiently and as cost effectively as possible. We continue to focus on supply chain management and have achieved significant cost reductions by rationalizing transportation logistics and procurement of raw material and other supplies and services. We also intend to continue to focus on reducing costs by moving to a shared services approach across our growing company for a number of administrative functions.

•	Selectively pursue acquisitions. We believe that there continues to be significant opportunity for future growth through selective acquisitions given the high degree of industry fragmentation. As a result of our scale and prior successes in acquiring and integrating acquisitions, we believe that we are well positioned to capitalize on potential future acquisition opportunities that will expand and strengthen our business, complementing products and services. We intend to continue to apply a selective and disciplined acquisition strategy, focused on solidifying our existing operations and improving our financial performance. We regularly evaluate potential acquisition candidates that we believe could fit our strategy, which potential acquisition candidates may or may not be material in size and scope.

Industry overview
Building products manufacturers occupy an intermediate market between the primary steel, metal and other material producers and the nationwide wholesale and retail building supply industry. The primary producers typically focus on producing high volumes of their product. We purchase raw materials from these producers and, through various production processes, convert these steel raw materials into specialized products for use in the construction or repair of residential and commercial buildings. We distribute our products through both wholesale distributors, which focus their efforts on contractors, and large retail chains, which have captured the majority of the retail building products market.
Steel and metal processors occupy a market niche that exists between the primary steel and metal producers and end-users and others. Primary steel and metal producers typically focus on the sale of standard size and tolerance of steel and other metals to large volume purchasers, including steel and metal processors. End-users require steel with closer tolerances and with shorter lead times than the primary steel and metal producers can provide efficiently. Steel processors like our company, through the application of various higher value-added processes such as cold-rolling and specialized heat-treating methods, process steel to a precise grade, temper, tolerance and finish. End product manufacturers incorporate this processed steel into finished goods.

RISK FACTORS
In addition to the other information set forth in this prospectus, you should carefully consider the following risks. If any of the following risks actually occur, our business, financial condition and/or operating results could be materially adversely affected.
Our level of indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from meeting our obligations under the company’s current indebtedness.
We are significantly leveraged and our total indebtedness is approximately $476.6 million as of June 30, 2007. The following chart shows our level of indebtedness and certain other information as of June 30, 2007.

(Dollars in millions)	June 30, 2007
Senior credit facility:
Revolving credit facility	$148.3	(1)
Institutional term loan	122.7
Senior subordinated notes(2)	204.0
Other	1.6

Total debt	$476.6
Shareholders’ equity	$569.9
Ratio of earnings to fixed charges(3)	3.2	6

(1)	Includes letters of credit outstanding of $21.2 million

(2)	Excludes the effect of the $3.2 million discount from face value.

(3)	For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before taxes minus net undistributed equity earnings minus capitalized interest plus fixed charges. Fixed charges include interest expense (including amortization of debt issuance costs), capitalized interest and the portion of operating rental expense that management believes is representative of the interest component of rent expense.
We may not be able to generate sufficient cash to service all of our indebtedness and we could be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.
Our ability to make scheduled payments or to refinance our debt obligations depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We cannot assure you that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.
If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness. We cannot assure you that we would be able to take any of these actions, that these actions would be successful and permit us to meet our scheduled debt service obligations or that these actions would be permitted under the terms of our existing or future debt agreements. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. Our senior credit facility and our indenture agreement for our senior subordinated notes restrict our ability to dispose of assets and use the proceeds from the disposition. We may not be able to consummate those dispositions or to obtain the proceeds which we could realize from them and these proceeds may not be adequate to meet any debt service obligations then due.
If we cannot make scheduled payments on our debt, we will be in default and, as a result:
•	our debt holders could declare all outstanding principal and interest to be due and payable;

•	the lenders under our senior credit facility could terminate their commitments to lend us money and foreclose against the assets securing their borrowings; and

•	we could be forced into bankruptcy or liquidation.
Despite current indebtedness levels, we may still be able to incur substantially more debt. This could further exacerbate the risks described above.
We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indenture for our senior subordinated notes do not fully prohibit us or our subsidiaries from doing so. Additionally, our Amended and Restated Credit Agreement provides commitments of up to $497.7 million in the aggregate, including a revolving credit facility of up to $375.0 million. At June 30, 2007, outstanding borrowings under the revolving credit facility were $127.1 million and $21.2 million of letters of credit were outstanding. Our principal operating subsidiary, Gibraltar Steel Corporation of New York, is also a borrower under our senior credit facility and the full amount of our commitments under the revolving credit facility may be borrowed by that subsidiary.
In addition our substantial degree of indebtedness could have other important consequences for you, including the following:
•	it may limit our ability to obtain additional debt or equity financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes;

•	a substantial portion of our cash flows from operations will be dedicated to the payment of principal and interest on our indebtedness and may not be available for other purposes, including our operations, capital expenditures and future business opportunities;

•	certain of our borrowings, including borrowings under our senior credit facility, bear interest at variable rates, exposing us to the risk of increased interest rates;

•	it may limit our ability to adjust to changing market conditions and place us at a competitive disadvantage compared to our competitors that have less debt; and

•	we may be vulnerable in any downturn in general economic conditions or in our business, or we may be unable to carry out capital spending that is important to our growth.
Our future operating results may be affected by fluctuations in raw material prices. We may not be able to pass on increases in raw material costs to our customers.
Our principal raw material is flat-rolled steel, which we purchase from multiple primary steel producers. The steel industry as a whole is very cyclical, and at times availability and pricing can be volatile due to a number of factors beyond our control, including general economic conditions, domestic and worldwide demand, labor costs, competition, import duties, tariffs and currency exchange rates. This volatility can significantly affect our steel costs. Other significant raw materials we use include aluminum and plastics, which are also subject to volatility.
For example, demand for steel increased during 2004, especially in China, and steel producers experienced a shortage of steel scrap and coke, two key materials used in the manufacture of steel. The shortage of these raw materials resulted in significant increases in both steel demand and steel pricing in 2004 and early 2005. To hedge against further price increases and potential shortages, we purchased significant quantities of steel. When steel prices began to decline in mid-2005, our gross profit margins suffered a decline from the corresponding period in 2004 partly because we were selling inventory produced with this high-cost steel, and, contrary to 2004, we were operating under pricing pressure from our customers in our Processed Metal Products segment.
We are required to maintain substantial inventories to accommodate the short lead times and just-in-time delivery requirements of our customers. Accordingly, we purchase raw materials on a regular basis in an effort to maintain our inventory at levels that we believe are sufficient to satisfy the anticipated needs of our customers based upon historic buying practices rather than solely based on market conditions. In an environment of increasing raw material prices, competitive conditions will impact how much of the steel price increases we can pass on to our customers. To the extent we are unable to pass on future price increases in our raw materials to our customers, the profitability of our business could be adversely affected.
The building and construction industry and the automotive industry account for a significant portion of our sales, and reduced demand from these industries is likely to adversely affect our profitability and cash flow.
Net sales of our Building Products segment, which sells products for use in the building and construction industry, accounted for approximately 57.0%, 59.4% and 67.0% of our net sales in 2004, 2005 and 2006, respectively. These sales were made primarily to retail home centers and wholesale distributors. We also sell some products in our Processed Metal Products segment to customers in the building and construction industry. For 2006, The Home Depot accounted for approximately 9.2% of our gross sales. A loss of sales to the building and construction industry, or the specified customer, would adversely affect our profitability and cash flow. For example, our sales of building products decreased in the fourth quarter of 2006 and remained below the prior year levels for the first half of 2007 due to a decline in demand in the new build residential building industry, causing a decrease in net sales in our Building Products segment and contributing to a decrease in our operating margins in that segment compared to the prior year.

This industry is cyclical, with product demand based on numerous factors such as interest rates, general economic conditions, consumer confidence and other factors beyond our control.
A portion of our business is highly dependent on automotive manufacturers, many of which have publicly announced plans to reduce production levels and eliminate excess manufacturing capacity including plans to eliminate jobs and reduce costs. We estimate that net sales of our products for use in the automotive industry accounted for approximately 19.2%, 27.4% and 20.2% of our net sales in 2004, 2005 and 2006, respectively. Such sales include sales directly to auto manufacturers and to manufacturers of automotive components and parts. The automotive industry experiences significant fluctuations in demand based on numerous factors such as general economic conditions, consumer confidence and other factors beyond our control. In 2006, for example, our sales of processed steel products to the “Big Three” automotive manufacturers decreased in comparison to 2005, contributing to a decrease in our operating margins in the Processed Metals Products segment compared to the prior year. The domestic auto industry is currently experiencing a difficult operating environment that may result in lower levels of vehicle production and decreased demand for our products.
The financial difficulties of certain customers and the efforts under way by those customers to improve their overall financial condition could result in numerous changes that are beyond our control, including additional unannounced customer plant closings in the automotive industry, decreased production and sales, changes in the product mix or distribution patterns, volume reductions, labor disruptions, mandatory reductions, other unfavorable changes in our pricing, terms or service conditions or market share losses, as well as other changes we may not accurately anticipate. These events could adversely impact our financial results.
Downturns in demand from the building and construction industry, the automotive industry or any of the other industries we serve, or a decrease in the prices that we can realize from sales of our products to customers in any of these industries, would adversely affect our profitability and cash flows.
We may not be able to identify, manage and integrate future acquisitions successfully, and if we are unable to do so, we are unlikely to sustain our historical growth rates.
Historically, we have grown through a combination of internal growth and external expansion through acquisitions. Although we intend to actively pursue our growth strategy in the future, we cannot provide any assurance that we will be able to identify appropriate acquisition candidates or, if we do, that we will be able to negotiate successfully the terms of an acquisition, finance the acquisition or integrate the acquired business effectively and profitably into our existing operations. Integration of an acquired business could disrupt our business by diverting management away from day-to-day operations and could result in contingent liabilities that were not anticipated. Further, failure to integrate successfully any acquisition may cause significant operating inefficiencies and could adversely affect our profitability. Consummating an acquisition could require us to raise additional funds through additional equity or debt financing. Additional debt financing would increase our interest expense and reduce our cash flows otherwise available to reinvest in our business.

Lead time and the cost of our products could increase if we were to lose one of our primary suppliers.
If, for any reason, our primary suppliers of flat-rolled steel, aluminum or other metals should curtail or discontinue deliveries to us in quantities we need and at prices that are competitive, our business could suffer. The number of available suppliers has been reduced in recent years due to industry consolidation and bankruptcies affecting steel and metal producers and this trend may continue. Our top ten suppliers accounted for 36.5% of our purchases during 2006. We could be significantly and adversely affected if delivery were disrupted from a major supplier or several less-significant suppliers. In addition, we do not have long-term contracts with any of our suppliers. In early 2004, we experienced temporary supply shortages in the aluminum market.
If, in the future, we were unable to obtain sufficient amounts of the necessary metals at competitive prices and on a timely basis from our traditional suppliers, we may not be able to obtain such metals from alternative sources at competitive prices to meet our delivery schedules, which would have a material adverse effect on our results, profitability and cash flow.
Increases in energy prices will increase our operating costs, and we may be unable to pass all these increases on to our customers in the form of higher prices for our products.
We use energy to manufacture and transport our products. In particular, our building products and processed metal products plants use considerable electricity. Our operating costs increase if energy costs rise, which occurred in 2006. During periods of higher freight and energy costs, we may not be able to recover our operating cost increases through price increases without reducing demand for our products. In addition, we do not hedge our exposure to higher prices via energy futures contracts. Increases in energy prices will increase our operating costs and may reduce our profitability and cash flows if we are unable to pass all the increases on to our customers. For example, we estimate that increases in energy costs have increased our cost of sales and, to a lesser degree, selling, general and administrative expense by approximately $1.6 million in 2006 compared to 2005.
We rely on a few customers for a significant portion of our gross sales, and the loss of those customers would adversely affect us.
Some of our customers are material to our business and results of operations. In 2006, ten of our largest customers accounted for approximately 26.2% of our gross sales. Our percentage of gross sales to our major customers may increase if we are successful in pursuing our strategy of broadening the range of products we sell to existing customers. In such an event, or in the event of any consolidation in the industries we serve, including the retail and automotive industries, our gross sales may be increasingly sensitive to deterioration in the financial condition of, or other adverse developments with, one or more of our top customers. These customers are also able to exert pricing and other influence on us, requiring us to market, deliver and promote our products in a manner that may be more costly to us. Moreover, we generally do not have long-term contracts with our customers, as is typical in the industries we serve. As a result, although our customers periodically provide indications of their product needs and purchases, they generally purchase our products on an order-by-order basis, and the relationship, as well as particular orders, can be terminated at any time. The loss or significant decrease in business from any of our major customers would have a material adverse effect on our business, results of operations and cash flow.

Our business is highly competitive, and increased competition could reduce our gross profit and net income.
The principal markets that we serve are highly competitive. Competition is based primarily on the precision and range of achievable tolerances, quality, price, raw materials and inventory availability and the ability to meet delivery schedules dictated by customers. Our competition in the markets in which we participate comes from companies of various sizes, some of which have greater financial and other resources than we do and some of which have more established brand names in the markets we serve. Increased competition could force us to lower our prices or to offer additional services at a higher cost to us, which could reduce our gross profit, net income and cash flow.
Our principal stockholders have the ability to exert significant control in matters requiring a stockholder vote and could delay, deter or prevent a change in control of our company.
Approximately 18.3% of our outstanding common stock, including shares of common stock issuable or which may become issuable within 60 days, are owned by Brian J. Lipke, who is the Chairman and Chief Executive Officer of our company and Eric R. Lipke, Neil E. Lipke, Meredith A. Lipke and Curtis W. Lipke, all of whom are siblings, and certain trusts for the benefit of each of them. As a result, the Lipke family has significant influence over all actions requiring stockholder approval, including the election of our board of directors. Through their concentration of voting power, the Lipke family could delay, deter or prevent a change in control of our company or other business combinations that might otherwise be beneficial to our company. In deciding how to vote on such matters, the Lipke family may be influenced by interests that conflict with other stockholders. In addition, the Lipke family may have an interest in pursuing transactions that, in their judgment, enhance the value of their equity investment in our company, even though those transactions may involve risks to other stockholders.
We depend on our senior management team, and the loss of any member could adversely affect our operations.
Our success is dependent on the management and leadership skills of our senior management team. The loss of any of these individuals or an inability to attract, retain and maintain additional personnel could prevent us from implementing our business strategy. We cannot assure you that we will be able to retain our existing senior management personnel or to attract additional qualified personnel when needed. We have not entered into employment agreements with any of our senior management personnel other than Brian J. Lipke, our Chairman of the Board and Chief Executive Officer and Henning Kornbrekke, our President and Chief Operating Officer.
We could incur substantial costs in order to comply with, or to address any violations of, environmental laws.
Our operations and facilities are subject to a variety of federal, state, local and foreign laws and regulations relating to the protection of the environment and human health and safety. Failure to maintain or achieve compliance with these laws and regulations or with the permits required for our operations could result in substantial operating costs and capital expenditures, in addition to fines and civil or criminal sanctions, third-party claims for property damage or personal injury, cleanup costs or temporary or permanent discontinuance of operations. Certain of our facilities have been in operation for many years and, over time, we and other predecessor operators of these facilities have generated, used, handled and disposed of hazardous and other regulated wastes. Environmental liabilities could exist, including cleanup obligations at these facilities or at off-site locations where materials from our operations were disposed of or at facilities we divested, which could result in future expenditures that cannot be currently quantified and which could reduce our profits and cash flow. We may be held strictly liable for the contamination of these sites, and the amount of that liability could be material. Under the “joint and several” liability principle of certain environmental laws, we may be held liable for all remediation costs at a particular site. Changes in environmental laws, regulations or enforcement policies could have a material adverse effect on our business, financial condition or results of operations.
Labor disruptions at any of our major customers or at our own manufacturing facilities could adversely affect our results of operations and cash flow.
Many of our important customers, including in the automotive industry, have heavily unionized workforces and have sometimes experienced significant labor disruptions such as work stoppages, slow-downs and strikes. A labor disruption at one or more of our major customers could interrupt production or sales by that customer and cause the customer to halt or limit orders for our products and services. Any such reduction in the demand for our products and services would adversely affect our net sales, results of operations and cash flow.
In addition, approximately 8.1% of our own employees are represented by unions at June 30, 2007 through various collective bargaining agreements that expire between January 31, 2008 and June 30, 2009. It is likely that our employees will seek an increase in wages and benefits at the expiration of these agreements, and we may be unable to negotiate new agreements without labor disruption. In addition, labor organizing activities could occur at any of our facilities. If any labor disruption were to occur at our facilities, we could lose sales due to interruptions in production and could incur additional costs, which would adversely affect our net sales, results of operations and cash flow.
Our operations are subject to seasonal fluctuations that may impact our cash flow.
Our net sales are generally lower in the first and fourth quarters primarily due to reduced activity in the building and construction industry due to weather, as well as customer plant shutdowns in the automotive industry due to holidays and model changeovers. In addition, quarterly results may be affected by the timing of large customer orders. Therefore, our cash flow from operations may vary from quarter to quarter. If, as a result of any such fluctuation, our quarterly cash flows were significantly reduced, we may not be able to service our indebtedness. A default under any of our indebtedness would prevent us from borrowing additional funds and allow our senior secured lenders to enforce their liens against our personal property.

Economic, political and other risks associated with foreign operations could adversely affect our financial results.
Although the majority of our business activity takes place in the United States, we derive a portion of our revenues and earnings from operations in foreign countries, and are subject to risks associated with doing business internationally. Our sales originating outside the United States represented approximately 4.8% of our consolidated net sales in fiscal 2006. We have facilities in Canada, China, Germany, Poland and England. The risks of doing business in foreign countries include the potential for adverse changes in the local political climate, in diplomatic relations between foreign countries and the United States or in governmental policies, laws or regulations, terrorist activity that may cause social disruption, logistical and communications challenges, costs of complying with a variety of laws and regulations, difficulty in staffing and managing geographically diverse operations, deterioration of foreign economic conditions, currency rate fluctuations, foreign exchange restrictions, differing local business practices and cultural considerations, restrictions on imports and exports or sources of supply and changes in duties or taxes. We believe that our business activities outside of the United States involve a higher degree of risk than our domestic activities.
We have not yet fully evaluated the internal control over financial reporting of EMC, Dramex, Noll, Florence and each of their applicable affiliates, which we recently acquired, and any deficiencies in any of their respective internal controls that we may find would require us to spend resources to correct those deficiencies and could adversely affect market confidence in our reported consolidated financial information.
Maintaining effective internal control over financial reporting at our company, including all our subsidiaries, is necessary for us to produce reliable financial reports and is important in helping to prevent financial fraud. We are currently subject to Sections 302, 404 and 906 of the Sarbanes-Oxley Act of 2002 and the related rules of the SEC, which require, among other things, our management to assess annually the effectiveness of our internal control over financial reporting and our independent registered public accounting firm to issue a report on the effectiveness of our internal control over financial reporting included in our annual report on Form 10-K.
As independent companies, EMC, Dramex, Noll and Florence and their respective affiliates did not operate under fully documented systems for accounting and internal control over financial reporting and we will need to document their control structure and may need to improve them. If we identify any significant deficiencies in the internal control over financial reporting in the course of the integration process, we will be required to spend time and money to remedy those deficiencies. If we are unable to sufficiently integrate their control structure into our structure or correct any deficiencies we identify in a timely manner, we may conclude that these circumstances constitute a material weakness in the internal control over financial reporting of our company. If we were to reach such a conclusion, our management and our independent registered public accounting firm would be unable to conclude in their reports that our internal control over financial reporting was effective. Investors could lose confidence in our reported consolidated financial information as a result.

Restrictive covenants may adversely affect our operations.
Our senior credit facility and the indenture governing our senior subordinated notes contain various covenants that limit our ability to, among other things:
•	incur additional debt or provide guarantees in respect of obligations of other persons

•	pay dividends or distributions or redeem or repurchase capital stock

•	prepay, redeem or repurchase debt

•	make loans, investments and capital expenditures

•	incur debt that is senior to our senior subordinated notes but junior to our senior credit facilities and other senior indebtedness

•	incur liens

•	restrict distributions from our subsidiaries

•	sell assets and capital stock of our subsidiaries

•	enter into new lines of business
In addition, the restrictive covenants in our senior credit facility (which includes our $375.0 million revolving credit facility and our $122.7 million term loan facility) require us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet those tests. A breach of any of these covenants could result in a default under our senior credit facility. Upon the occurrence of an event of default under our senior credit facility, the lenders could elect to declare all amounts outstanding under such facility to be immediately due and payable and terminate all commitments to extend further credit. In addition, if we were unable to repay those amounts, the lenders under our senior credit facility could proceed against the collateral granted to them to secure that indebtedness. We have pledged substantially all our assets as collateral under our senior credit facility. If the lenders under our senior credit facility accelerate the repayment of borrowings, we cannot assure you that we will have sufficient assets to repay our senior credit facility and our other indebtedness, including our senior subordinated notes, or borrow sufficient funds to refinance such indebtedness. Even if we are able to obtain new financing, it may not be on commercially reasonable terms, or terms that are acceptable to us.
We are subject to information system security risks and systems integration issues could disrupt our internal operations.
We are dependent upon information technology for the distribution of information internally and also to our customers and suppliers. This information technology is subject to damage or interruption from a variety of sources, including but not limited to computer viruses, security breaches and defects in design. We have implemented various measures to manage our risks related to information system and network disruptions, but a system failure or failure to implement new systems properly could negatively impact our operations and financial results.
Variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.
Certain of our borrowings, primarily borrowings under our senior credit facility, are, and are expected to continue to be, at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even if the amount borrowed remained the same, and our net income would decrease. Assuming all revolving loans and the term loan were fully drawn or funded on June 30, 2007, as applicable, each quarter point change in interest rates would result in a $1.0 million change in annual interest expense on our senior credit facility.

USE OF PROCEEDS
All proceeds from the sale of the common stock offered hereby will be for the accounts of the selling stockholders. We will not receive any of the proceeds from the sale from time to time of the common stock offered hereby. All expenses of registration incurred in connection with this offering are being borne by us, but all selling and other expenses incurred by any selling stockholder will be borne by such selling stockholder.
SELLING STOCKHOLDERS
The 437,911 shares of our common stock to which this re-offer prospectus relates are issuable pursuant to the terms of our 2005 Equity Incentive Plan. Such shares are being registered for re-offer and resale by our directors and officers named below, who acquired the shares pursuant to our 2005 Equity Incentive Plan. The selling stockholders may resell all, a portion, or none of the shares of common stock from time to time.
The inclusion in the table of the individuals named therein shall not be deemed to be an admission that any such individuals are one of our affiliates.
Information regarding the selling stockholders, including the number of shares offered for sale, may change from time to time, and any changed information will be set forth in a prospectus supplement to the extent required. The address of each selling stockholder is c/o Gibraltar Industries, Inc., 3556 Lake Shore Rd., P.O. Box 2028, Buffalo, New York 14219.

	SHARES BENEFICIALLY OWNED		NUMBER OF	SHARES BENEFICIALLY OWNED UPON
	PRIOR TO THIS OFFERING (1)		SHARES	COMPLETION OF THE OFFERING (2)
			BEING
NAME	NUMBER	PERCENT	OFFERED (1)	NUMBER	PERCENT

Brian J. Lipke	1,208,637	4.04%	256,140	1,208,637	4.04%
Chairman of the Board and Chief Executive Officer (3)

Henning Kornbrekke	12,411	*	109,288	12,411	*
President and Chief Operating Officer (4)

David W. Kay	1,377	*	23,122	1,377	*
Executive Vice President, Chief Financial Officer and Treasurer (5)

Timothy J. Heasley	369	*	4,417	369	*
Senior Vice President and Corporate Controller (6)

Paul Murray	1,851	*	5,369	1,851	*
Senior Vice President Human Resources and Organizational Development (7)

Gerald S. Lippes	42,557	*	4,000	38,557	*
Director (8)

David N. Campbell	11,125	*	4,000	7,125	*
Director (9)

William P. Montague	25,682	*	4,000	21,682	*
Director (10)

Arthur A. Russ, Jr.	10,825	*	4,000	6,825	*
Director (11)

William J. Colombo	12,000	*	8,000	4,000	*
Director (12)

Robert E. Sadler, Jr.	8,000	*	8,000	0	*
Director (13)
* Denotes less than 1%
(1)	Ownership is determined as of October 29, 2007 and in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. The actual number of shares beneficially owned and offered for sale is subject to adjustment and could be materially less or more than the estimated amount indicated depending upon factors, which we cannot predict at this time.

(2)	Assumes all the shares offered hereby are sold to persons who are not affiliates of the selling stockholders and the selling stockholders sell no other shares they beneficially own.

(3)	Includes (i) 95,578 shares of common stock registered in the name of the reporting person, (ii) 987,360 shares of common stock held by two trusts for the benefit of Brian J. Lipke, (iii) 19,416 shares of common stock held by trusts for the benefit of the daughters of Brian J. Lipke, (iv) 5,220 shares of common stock held in a custodial account for the benefit of a daughter of Brian J. Lipke, (v) 2,077 shares of common stock held in a custodial account for the benefit of a relative of Brian J. Lipke, (vi) 93,750 shares of common stock issuable under currently exercisable options pursuant to the Original Incentive Stock Option Plan and (vii) 5,236 shares of common stock allocated to Brian J. Lipke’s self-directed account under our 401(k) Retirement Savings Plan. The shares being offered by Mr. Lipke include 250,988 shares of common stock underlying Restricted Stock Units and 5,152 shares of common stock. Excludes (i) 89,352 shares of common stock held by the Trust U/W of Kenneth E. Lipke f/b/o Patricia K. Lipke, as to which Brian J. Lipke serves as one of three trustees and as to which he disclaims beneficial ownership, (ii) 45,000 shares of common stock held by a trust for the benefit of Meredith A. Lipke, as to which Brian J. Lipke serves as one of five trustees and as to which he disclaims beneficial ownership, (iii) 8,407 shares of common stock held by a trust for the benefit of the daughter of Meredith A. Lipke, as to which Brian J. Lipke serves as one of four trustees and as to which he disclaims beneficial ownership, (iv) 18,750 shares of common stock held by trusts for the benefit of the children of Eric R. Lipke, as to which Brian J. Lipke serves as one of three trustees and as to which he disclaims beneficial ownership and (v) 180,900 shares of common stock, representing Brian J. Lipke’s proportionate share of common stock held by Rush Creek Investment Co., L.P. (“Rush Creek”). Rush Creek’s general partner is Rush Creek Management Company, LLC, which is owned pro rata by trusts established for the benefit of each of Brian J. Lipke, Neil E. Lipke, Curtis W. Lipke, Eric R. Lipke and Meredith A. Lipke.

(4)	Includes 12,411 shares of common stock registered in the name of the reporting person. The shares being offered by Mr. Kornbrekke include 104,377 shares of common stock underlying Restricted Stock Units and 4,911 shares of common stock.

(5)	Includes 1,377 shares of common stock registered in the name of the reporting person. The shares being offered by Mr. Kay include 21,745 shares of common stock underlying Restricted Stock Units and 1,377 shares of common stock.

(6)	Includes 369 shares of common stock registered in the name of the reporting person. The shares being offered by Mr. Heasley include 4,048 shares of common stock underlying Restricted Stock Units and 369 shares of common stock.

(7)	Includes (i) 316 shares of common stock registered in the name of the reporting person and (ii) 1,535 shares of common stock allocated to Mr. Murray’s self-directed account under our 401(k) Retirement Savings Plan. The shares being offered by Mr. Murray include 5,053 shares of common stock underlying Restricted Stock Units and 316 shares of common stock.

(8)	Includes (i) 40,682 shares of common stock registered in the name of the reporting person, including 4,000 restricted shares being offered by Mr. Lippes with respect to which Mr. Lippes exercises voting power but does not currently have dispositive power and (ii) 1,875 shares of common stock held by Lippco Capital LLC, a company controlled by Mr. Lippes.

(9)	Includes (i) 7,375 shares of common stock registered in the name of the reporting person, including 4,000 restricted shares being offered by Mr. Campbell with respect to which Mr. Campbell exercises voting power but does not currently have dispositive power and (ii) 3,750 shares of common stock held by an Individual Retirement Account for the benefit of Mr. Campbell.

(10)	Includes 25,682 shares of common stock registered in the name of the reporting person, including 4,000 restricted shares being offered by Mr. Montague with respect to which Mr. Montague exercises voting power but does not currently have dispositive power.

(11)	Includes (i) 10,375 shares of common stock registered in the name of the reporting person, including 4,000 restricted shares being offered by Mr. Russ with respect to which Mr. Russ exercises voting power but does not currently have dispositive power and (ii) an aggregate of 450 shares of common stock held by a trust for the benefit of one of Mr. Russ’ children as to which Mr. Russ serves as a trustee. Excludes 89,352 shares of common stock held by the Kenneth E. Lipke Trust, as to which Mr. Russ serves as one of three trustees and as to which he disclaims beneficial ownership.

(12)	Includes 12,000 shares of common stock registered in the name of the reporting person, including 8,000 restricted shares being offered by Mr. Colombo with respect to which Mr. Colombo exercises voting power but does not currently have dispositive power.

(13)	Includes 8,000 restricted shares being offered by Mr. Sadler with respect to which Mr. Sadler exercises voting power but does not currently have dispositive power.

PLAN OF DISTRIBUTION
The shares of common stock covered by this prospectus are being registered by us for the account of the selling stockholders.
The shares of common stock offered may be sold from time to time directly by or on behalf of each selling stockholder in one or more transactions on the NASDAQ Stock Exchange Global Select Market® or any other stock exchange on which the common stock may be listed at the time of sale, in privately negotiated transactions, or through a combination of such methods, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at fixed prices (which may be changed) or at negotiated prices. The selling stockholder may sell shares through one or more agents, brokers or dealers or directly to purchasers. Such brokers or dealers may receive compensation in the form of commissions, discounts or concessions from the selling stockholders and/or purchasers of the shares or both. Such compensation as to a particular broker or dealer may be in excess of customary commissions.
In connection with their sales, a selling stockholder and any participating broker or dealer may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions they receive and the proceeds of any sale of shares may be deemed to be underwriting discounts and commissions under the Securities Act.
We are bearing all costs relating to the registration of the shares of common stock. Any commissions or other fees payable to broker-dealers in connection with any sale of the shares will be borne by the selling stockholder or other party selling such shares. Sales of the shares must be made by the selling stockholders in compliance with all applicable state and federal securities laws and regulations, including the Securities Act.
In addition to any shares sold hereunder, selling stockholders may sell shares of common stock in compliance with Rule 144. There is no assurance that the selling stockholders will sell all or a portion of the common stock offered hereby.
The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities in connection with the offering of the shares arising under the Securities Act.
We have notified the selling stockholders of the need to deliver a copy of this prospectus in connection with any sale of the shares.

LEGAL MATTERS
Certain legal matters relating to the validity of the issuance of common stock in this offering are being passed upon for us by Lippes Mathias Wexler Friedman LLP, Buffalo, New York. Gerald S. Lippes, a director of our company, is a partner at Lippes Mathias Wexler Friedman LLP.
EXPERTS
The consolidated financial statements of Gibraltar Industries, Inc. appearing in Gibraltar Industries, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2006 and Gibraltar Industries, Inc. management’s assessment of the effectiveness of the internal control over financial reporting as of December 31, 2006 included herein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
Our consolidated financial statements as of and for the year ended December 31, 2004, incorporated by reference in this re-offer prospectus, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report incorporated herein by reference.
On June 6, 2005, we dismissed PricewaterhouseCoopers LLP as our independent registered public accounting firm. The decision to change accountants was approved by our Audit Committee. The reports of PricewaterhouseCoopers LLP on our financial statements as of and for the year ended December 31, 2004 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. During the year ended December 31, 2004, and through June 6, 2005, there were no disagreements with PricewaterhouseCoopers LLP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to PricewaterhouseCoopers LLP’s satisfaction, would have caused PricewaterhouseCoopers LLP to make reference thereto in its reports on our financial statements for that year.
There were no “reportable events,” as that term is defined in Item 304(a)(1)(v) of Regulation S-K under the Exchange Act during the year ended December 31, 2004, and through June 6, 2005.
On June 22, 2005, we engaged Ernst & Young LLP as our independent registered public accounting firm. The decision to engage Ernst & Young LLP was approved by our Audit Committee.
AVAILABLE INFORMATION
We file annual, quarterly, and current reports, proxy statements and other information with the SEC. Our common stock is listed and traded on the NASDAQ Stock Exchange Global Select Market® under the trading symbol “ROCK.” Our SEC filings can be read and copied at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. We also make available on our website, (www.gibraltar1.com), free of charge, our annual reports on Form

10-K, quarterly reports on Form 10-Q and Current Reports on Form 8-K, as soon as practical after we file these reports with the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available over the Internet at the SEC’s website at http://www.sec.gov. You may obtain any of these documents at no cost, by writing or telephoning us at the following address:
Gibraltar Industries, Inc.
3556 Lake Shore Road
P.O. Box 2028
Buffalo, New York
14219-0228
(716) 826-6500
You should rely solely on the information included or incorporated by reference in this re-offer prospectus or any supplement. We have not authorized anyone to provide you with different information. You should not assume that the information in this re-offer prospectus or any supplement is accurate as of any date other than the date on the front of this re-offer prospectus.
DOCUMENTS INCORPORATED BY REFERENCE
We are incorporating by reference certain information that we have filed with the SEC under the informational requirements of the Exchange Act, which means that we disclose important information to you by referring to another document filed separately with the SEC. The information contained in the documents we are incorporating by reference is considered to be a part of this prospectus, and the information that we later file with the SEC will automatically update and supersede the information contained or incorporated by reference in this prospectus.
The following documents filed with the SEC are incorporated by reference in this re-offer prospectus:
•	our Annual Report on Form 10-K for the year ended December 31, 2006;

•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007;

•	our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007;

•	our Proxy Statement on Schedule 14A filed on April 25, 2007;

•	our Current Report on Form 8-K filed on March 15, 2007;

•	our Current Report on Form 8-K filed on April 12, 2007;

•	our Current Report on Form 8-K filed on April 26, 2007;

•	our Current Report on Form 8-K filed on June 20, 2007;

•	our Current Report on Form 8-K filed on July 27, 2007;

•	our Current Report on Form 8-K filed on August 24, 2007;

•	our Current Report on Form 8-K filed on September 6, 2007; and

•	our Current Report on Form 8-K filed on October 3, 2007.
All documents that we subsequently file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the filing of a post-effective amendment, which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this registration statement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this registration statement shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained in this registration statement, or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this registration statement, modifies or supersedes such prior statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.
We will provide without charge to each person to whom a re-offer prospectus is delivered, upon the written or oral request by such person, a copy of any or all documents that have been incorporated by reference in this registration statement but not delivered with the re-offer prospectus. Written or oral requests should be directed to: Gibraltar Industries, Inc., 3556 Lake Shore Road, P.O. Box 2028, Buffalo, New York 14219-0228, telephone number: (716) 826-6500, Attn: Vice President of Communications and Investor Relations.

PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT
Item 3.   Incorporation of Documents by Reference.
The following documents filed by the Company with the SEC under the Exchange Act are incorporated herein by reference:
•	our Annual Report on Form 10-K for the year ended December 31, 2006;

•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007;

•	our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007;

•	our Proxy Statement on Schedule 14A filed on April 25, 2007;

•	our Current Report on Form 8-K filed on March 15, 2007;

•	our Current Report on Form 8-K filed on April 12, 2007;

•	our Current Report on Form 8-K filed on April 26, 2007;

•	our Current Report on Form 8-K filed on June 20, 2007;

•	our Current Report on Form 8-K filed on July 27, 2007;

•	our Current Report on Form 8-K filed on August 24, 2007;

•	our Current Report on Form 8-K filed on September 6, 2007; and

•	our Current Report on Form 8-K filed on October 3, 2007.
All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to filing a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities offered hereby then remaining unsold, shall be deemed to be incorporated by reference herein and shall be deemed to be a part hereof from the date of the filing of such documents.
Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified, superseded or replaced by a statement or information contained in any other subsequently filed document incorporated herein by reference. Any such statement so modified, superseded or replaced shall not be deemed except as so modified, superseded or replaced, to constitute a part of this registration statement.
The Company will provide without charge to each person to whom a copy of this registration statement is delivered upon the written or oral request by such person, a copy of any or all documents that have been incorporated by reference herein (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to: Gibraltar Industries, Inc., 3556 Lake Shore Road, P.O. Box 2028, Buffalo, New York 14219-0228, telephone number: (716) 826-6500, Attn: Vice President Communications and Investor Relations.
Item 4.   Description of Securities
Not Applicable

Item 5.  Interests of Named Experts and Counsel
Certain legal matters relating to the validity of the issuance of common stock in this offering are being passed upon for us by Lippes Mathias Wexler Friedman LLP, Buffalo, New York. Gerald S. Lippes, a director of our company, is a partner at Lippes Mathias Wexler Friedman LLP and is also a stockholder of the Company.
Item 6.   Indemnification of Directors and Officers
Set forth below is a description of certain provisions of the Certificate of Incorporation of the Company, the Bylaws of the Company and the General Corporation Law of the State of Delaware, such as, provisions relating to the indemnification of the directors and officers of the Company. This description is intended only as a summary and is qualified in its entirety by reference to the Certificate of Incorporation, the Bylaws and the General Corporation Law of the State of Delaware.
The Company’s Certificate of Incorporation provides that the Company shall, to the full extent provided by Sections 102 and 145 of the General Corporation Law of the State of Delaware, as amended from time to time, indemnify all persons whom it may indemnify pursuant thereto and eliminates the personal liability of its directors to the full extent permitted by Section 102(b)(7) of the General Corporation Law of the State of Delaware, as amended from time to time.
Section 145 of the General Corporation Law of the State of Delaware permits a corporation to indemnify its directors and officers against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties, if such directors or officers acted in good faith and in a manner they reasonably believed to be or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. In an action by, or in the right of, the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors and officers in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, although the court in which the suit or action was brought or the Delaware Court of Chancery may determine upon application that the defendant officers or directors are reasonably entitled to indemnity for such expenses despite such adjudication of liability.
Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a corporation may eliminate or limit personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the ability of a director for any reason or omission occurring prior to the date when such provision becomes effective.

Item 7.   Exemption from Registration Claimed
The securities that are to be re-offered or re-sold pursuant to this registration statement were issued pursuant to the Company’s 2005 Equity Incentive Plan in transactions that were exempt from registration under the Securities Act.
Item 8.   Exhibits
The following exhibits are filed as part of this registration statement.

Exhibit No.	Description

5.1	Opinion of Lippes Mathias Wexler Friedman LLP

10.1	Gibraltar Industries, Inc. 2005 Equity Incentive Plan, (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed December 21, 2006)

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

23.2	Consent of PricewaterhouseCoopers LLP

23.3	Consent of Lippes Mathias Wexler Friedman LLP (included in Exhibit 5.1)
Item 9.   Undertakings
The undersigned Registrant hereby undertakes:
(1)	To file, during any period in which offers and sales are being made, a post-effective amendment to the registration statement:
(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statements (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii) To include any material information with respect to the plan of distribution not disclosed previously in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Sections 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Sections 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act), that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of an action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement on Form S-8 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buffalo, State of New York, on November 2, 2007
Date: November 2, 2007

Gibraltar Industries, Inc.
By:	/s/ David W. Kay
	Name:	David W. Kay
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

POWER OF ATTORNEY AND SIGNATURES
          KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Brian J. Lipke, Henning Kornbrekke and David W. Kay, each of them severally (with full power to act alone), as the true and lawful attorney-in-fact and agent for the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned in any and all capacities, to sign any and all amendments to this registration statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute and substitutes may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Brian J. Lipke Brian J. Lipke	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	November 2, 2007

/s/ Henning Kornbrekke Henning Kornbrekke	President and Chief Operating Officer	November 2, 2007

/s/ David W. Kay David W. Kay	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	November 2, 2007

Signature	Title	Date

/s/ Robert E. Sadler, Jr. Robert E. Sadler, Jr.	Director	November 2, 2007

/s/ Gerald S. Lippes Gerald S. Lippes	Director	November 2, 2007

/s/ Arthur A. Russ, Jr. Arthur A. Russ, Jr.	Director	November 2, 2007

/s/ William P. Montague William P. Montague	Director	November 2, 2007

/s/ David N. Campbell David N. Campbell	Director	November 2, 2007

/s/ William J. Colombo William J. Colombo	Director	November 2, 2007

Exhibit Index

Exhibit No.	Description

5.1	Opinion of Lippes Mathias Wexler Friedman LLP

10.1	Gibraltar Industries, Inc. 2005 Equity Incentive Plan, (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed December 21, 2006)

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

23.2	Consent of PricewaterhouseCoopers LLP

23.3	Consent of Lippes Mathias Wexler Friedman LLP (included in Exhibit 5.1)